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                                   Exhibit 1.1

                   CD Warehouse, Inc. reports financial update

OKLAHOMA CITY, OK - July 16, 2002 -- Today, CD Warehouse, Inc. (OTCBB: CDWI) issued a financial update. Two elements or forces have combined since November, 2001 that threaten the longevity of the Company. First, the Company's lender, GE Capital Corporation, amended the loan agreement covenants and reappraised the Company's inventory. As a result of the covenant modifications and inventory reappraisal, borrowing availability under the loan was reduced by an aggregate of $1,000,000.00.

Second, a number of the Company's franchisees have commenced legal proceedings seeking termination of their franchise agreements. In conjunction with these proceedings these franchisees have ceased making royalty payments. In addition, a number of franchisees are awaiting royalty payments pending resolution of this litigation. As of June 30, 2002 the unpaid royalties were $460,000.00.

As of June 30, 2002, the Company did not have any borrowing availability under the loan. Furthermore, last week, an additional $175,000.00 was unexpectedly garnished in satisfaction of an outstanding judgment.

The combination of these events has intensified the need for a substantial capital injection to meet the Company's current debts and obligations. The Company does not have any arrangements to obtain additional capital funding. Various financing alternatives are being pursued. However, there is no assurance that any capital funding will become available to the Company on a timely basis or on favorable terms.

CD Warehouse, Inc. franchises and operates retail music stores in 35 states, the District of Columbia, England, Thailand, Guatemala, Canada and Venezuela under the names "CD Warehouse, "Disc Go Round", "CD Exchange" and "Music Trader". CD Warehouse stores buy, sell and trade pre-owned CDs, DVDs and games with their customers, as well as sell a full complement of new release CDs. Company information is available at www.cdwarehouse.com.

Statements made in this press release, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors, including those contained in the Company's periodic reports filed with the Securities and Exchange Commission.

Contact:     Beth Byler
             Investor Relations
             CD Warehouse, Inc.
             (405) 236-8742